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                                                                       EXHIBIT A

                       [CHASE INDUSTRIES INC. LETTERHEAD]

                                January 25, 2001

Dear Stockholders:

     On January 2, 2001, Chase Acquisition Corporation, an affiliate of Citicorp Venture Capital Ltd., formally commenced an unsolicited tender offer to acquire up to 2,300,000 shares of Chase Industries Inc. ("CSI") common stock, or approximately 15% of CSI's outstanding shares, for $10.50 per share in cash.

     A SUBCOMMITTEE OF YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS REJECT CHASE ACQUISITION CORPORATION'S OFFER. THE SUBCOMMITTEE BELIEVES THAT THE OFFER IS INADEQUATE AND NOT IN THE BEST INTERESTS OF CSI'S STOCKHOLDERS OTHER THAN CITICORP VENTURE CAPITAL AND ITS AFFILIATES.

     Your Board of Directors established a Subcommittee of outside independent directors to consider Chase Acquisition Corporation's unsolicited offer and possible responses and alternatives to the offer. In rejecting Chase Acquisition Corporation's unsolicited offer, the Subcommittee considered a variety of factors, including, among others:

     - the Subcommittee's belief that the offer price is inadequate and does not reflect the inherent value of the Company,

     - the numerous conditions to which the offer is subject,

     - the deficiencies in the financing underlying the offer,

     - the lack of assurance regarding the occurrence of, and the consideration to be paid to non-tendering stockholders in, Chase Acquisition Corporation's proposed second-step merger, and

     - the negative impact upon the liquidity and market value of CSI's shares not purchased in the tender offer.

     In addition, as a result of efforts by the Subcommittee of CSI's Board, CSI received a proposal from an investment grade corporate acquiror to purchase all of the outstanding shares of CSI common stock at a meaningfully higher cash price than the $10.50 per share cash price offered by Chase Acquisition Corporation. The corporate acquiror's proposal consisted of $11.00 per share in cash plus 75% of any net cash proceeds received by CSI from its disposition of its Leavitt Tube subsidiary (including its related tax benefits). Based on management's estimates, this implies an aggregate per share cash price of between $12.00 and $13.00 for each share of CSI common stock. CSI has since learned that Chase Acquisition Corporation, for reasons unclear to CSI, will not support this alternative proposal, which makes consummation of this proposed alternative transaction unlikely.

     In arriving at its recommendation, the Subcommittee, consistent with its fiduciary responsibilities to represent the best interests of CSI and all of its stockholders, carefully considered and evaluated the offer and
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possible alternatives to the offer with the assistance of its financial advisor,
Credit Suisse First Boston Corporation.

     Accompanying this letter are (1) a copy of the press release issued today by CSI announcing the Subcommittee's recommendation as stated herein and (2) a copy of CSI's Amendment No. 1 to its Solicitation/Recommendation Statement on
Schedule 14D-9 filed today with the Securities and Exchange Commission, which explains the Subcommittee's recommendation and provides other important information. I urge you to read the enclosed materials carefully.

     Should you have any questions regarding Chase Acquisition Corporation's unsolicited tender offer, please feel free to call CSI's information agent, Morrow & Co., toll-free at 1-800-654-2468. In addition, if you have already sent your shares to Chase Acquisition Corporation, you have every legal right to withdraw them. Morrow & Co. can assist you in the withdrawal process.

     We appreciate your continued support.

                                            Sincerely,

                                            /s/ MARTIN V. ALONZO
                                            Martin V. Alonzo
                                            Chairman, President and Chief
                                            Executive Officer

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